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                                   EXHIBIT 1
                                   ---------

                            HANCOCK PARK ASSOCIATES
         1925 Century Park East, Suite No. 810, Los Angeles, CA 90067
                      (310) 553-5550  Fax (310) 201-0403


November 11, 1996


Board of Directors
Leslie's Poolmart
20222 Plummer Street
Chatsworth, California 91311

Gentlemen:

Hancock Park Associates II (the "Purchaser") is hereby offering to acquire all outstanding shares of the Common Stock of Leslie's Poolmart (the "Company") for $14.50 per share.

The purchase will involve a cash merger of the Company and a corporation ("Newco") to be formed by the Purchaser. Certain officers and directors of the Company and their affiliated entities will participate as stockholders of Newco.

The transaction is subject to receipt by Purchaser of sufficient financing, upon terms and conditions satisfactory to it, to approval of the transaction by the Board of Directors of the Company and receipt by the Board of Directors of an opinion by an independent investment banking firm that the $14.50 per share price is fair to the Company's stockholders from a financial point of view.

The Purchaser and its advisors are prepared to meet as soon as possible with the Board of Directors or a committee of the Board of Directors established to consider an offer, and any advisors to the Board or this committee, to begin negotiations of a definitive agreement covering this transaction.

We request that any public announcement of this offer be reviewed by a representative of Purchaser prior to its release.

We realize that it will take some time for the Board of Directors and its advisors to consider this offer. However, as you can appreciate, timing is very important to the financing of such a transaction. Accordingly, we look forward to receiving a response as soon as possible.

Very truly yours,

HANCOCK PARK ASSOCIATES II



Michael J. Fourticq                                Brian P. McDermott
General Partner                                    General Partner

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